Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

Ingersoll Rand and Gardner Denver Announce a Compelling Transaction
April 30, 2019 | 8:00 a.m. Eastern
CORPORATE PARTICIPANTS
Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Neil D. Snyder Gardner Denver Holdings, Inc. - VP & CFO
Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
CONFERENCE CALL PARTICIPANTS
Gautam J. Khanna Cowen and Company, LLC, Research Division - MD and Senior Analyst
Joseph Alfred Ritchie Goldman Sachs Group Inc., Research Division - VP & Lead Multi-Industry Analyst
Joshua Charles Pokrzywinski Morgan Stanley, Research Division - Equity Analyst
Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst
Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst
Robert Paul McCarthy Stephens Inc., Research Division - MD & Analyst
PRESENTATION
Operator
This is Conference #: 9967797.
Hello and welcome to the Ingersoll-Rand Gardner Denver transaction call. All lines have been placed on mute and today’s call is being recorded. Questions will be taken over the phone and instructions will be given at that time. There is a PDF for you to download and you can find that under the files tab in the lower left side of your screen.
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It is now my pleasure to turn today’s program over to Vikram Kini, investor relations leader for Gardner Denver. Vik?
Vikram Kini
Thank you. Good morning to everyone on the call and thank you for joining us. As a reminder, a copy of the slide deck, which will be referenced during this call, and the press release regarding the transaction are available on the Investor Relations section of both companies’ website. In addition, a replay of this morning’s call will be available later today.
Before we get started, I would like to remind everyone that certain statements on this call are forward looking in nature and are subject to the risks and uncertainties discussed in both companies previous SEC filings, which you should read in conjunction with the information provided on this call. Please refer to slides 2 and 3, as well as the appendix, for our full disclosure on forward looking statements as well as other applicable legal disclaimers.
Joining me on the call today are Mike Lamach, Chairman and CEO of Ingersoll Rand, Vicente Reynal, CEO of Gardner Denver, Sue Carter, SVP and CFO of Ingersoll Rand, and Neil Snyder, CFO of Gardner Denver.
With that, please go to slide 5 and I’ll turn the call over to Mike.
Mike Lamach
Great, and I’ll turn to slide 6. Thanks everyone for joining us on the call today on short notice. I have the great pleasure of kicking off today’s call by announcing that Ingersoll Rand and Gardner Denver have reached a definitive agreement to partner on a transformative transaction that we believe will unlock significant value for our employees and our shareholders.
Ingersoll Rand will be separating its world class Industrial businesses by way of a spin-off, to Ingersoll Rand’s shareholders, and then combining it with premier operating company Gardner Denver, to create a stronger more diversified global leader, in mission critical flow creation and Industrial technologies. The transaction also includes the pending Precision Flow Systems acquisition we recently announced which we expect to close mid-year.
At the same time, the remaining Ingersoll Rand climate businesses will become a pure play global leader in climate control solutions for buildings, homes and transportation. The new industrial company will have pro forma revenue of $6.6 billion and $1.6 billion, respectively. We expect it will assume the Ingersoll Rand company name and stock ticker symbol and will be led by Gardner Denver's CEO, Vicente Reynal.
The new pure play Climate company will have pro forma revenue and EBITDA of $12.9 billion and $2 billion, respectively. We expect it will be renamed when the transaction is completed, and I will continue to serve as Chairman and CEO of the new Climate company. We believe the combination of 2 premium, complementary industrial leaders, who share strong operating platforms and high-performance employee cultures, offers the opportunity to drive significant innovation and growth potential, with meaningful revenue and cost synergies supported by secular growth trends and diverse end market exposure.
We're also extremely excited about the opportunity to capitalize on our success in the climate control space to form the premier pure play global leader. This enables us to leverage a simplified business model and structure and sharpen our sustainability focus in our investments. This is a space where we have clearly differentiated performance, and we have seen significant opportunity as a pure play to drive this performance to the next level for employees, customers and shareholders.
Turning to Slide 7, I'd like to briefly walk through a summary of the transaction. As I discussed earlier, Ingersoll Rand’s industrial business will combine with Gardner Denver, to form a new industrial company valued approximately $15 billion. The value of the deal to Ingersoll Rand's shareholders is approximately $7.7 billion, including $5.8 billion in equity value to the new company and $1.9 billion in cash proceeds with a go-to-climate upon closing.The transaction has been structured as Reverse Morris Trust, which is expected to be tax-free for both parties and the respective shareholders.Ingersoll Rand's shareholders will own 50.1% of the new industrial company. There'll be no change to the ownership of Ingersoll Rand shares, which will be come to ClimateCo pure play.Gardner Denver shareholders will retained 49.9% of the new industrial company. The new industrial company will operate under a diverse portfolio of the iconic brands, including Gardner Denver, Vicente will be the CEO of the leadership team comprised for both companies.The Board of Directors, the new industrial company will consist of Gardner Denver and Ingersoll Rand board of directors.The new pure play climate controlled business will retain Ingersoll Rand's current board membership and franchise brand such as Trane and ThermoKing. The deal is expected to close by early 2020.Now I'd like to turn the call over to Vicente to walk you through the new combined industrial company, who will make this combination such a terrific partnership. Vicente?──────────────────────────────────────────────────────────
Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Thank you, Mike, and good morning to everyone on the call. I would like to start by echoing Mike’s opening remarks.This is a very exciting day for employees and shareholders of both companies as we announced the creation of a new industrial co. I am personally very honored to be the CEO of the new company. I look forward to integrating these 2 leading industrial platforms so they can achieve their full potential.Turning to Slide 9. Let me spend a few minutes on an overview of the new industrial co. and the benefits of the transaction for shareholders of both companies.Combining Gardner Denver and Ingersoll Rand's Industrial segment brings together 2 premier companies, with long histories of innovation, highly reliable products, talented employees and winning cultures to create a diversified global leader in mission-critical flow creation and Industrial Technologies.The combined company will create a focused global leader with greater scale and reach, with a highly complementary portfolio of products across technologies such as air compressors, blowers, vacuum and fluid management as well as other specialty industrial technologies like tools, material handling and small electric vehicles.

It is also worth noting that the new industrial growth will serve more diverse end markets and will greatly reduce exposure to cyclical end markets, like upstream oil and gas.The pro forma company will have a compelling financial profile with revenues of approximately $6.6 billion, strong margin profile and solid recurring aftermarket revenue.Given world-class operating platforms for both companies and strong track records of commercial and operational excellence, we expect to deliver meaningful cost synergies in areas like manufacturing, supply chain and structural cost, in addition to significant opportunities for revenue growth. In short, this is a great fit with 2 premier companies coming together as one, offering great long-term shareholder value creation.For those of you on the call who may not be familiar with both companies, I will provide a brief overview. Starting first on Slide 10, Gardner Denver is an industry-leading flow creation company, underpinned by mission-critical products, strong execution and leading financial performance. The company operates under 3 distinct segments: Industrials, Energy, and Medical, each of which utilizes a multibrand strategy to sale original equipment and aftermarket parts and services around the world.
We run the business with our simple strategy, which is predicated on 4 basic principles: Building and deploying talent; accelerating growth; expanding margins; and efficiently allocating capital. We're very proud of what we have been able to accomplish over the past few years, and the results are visible in our financials, as each of our segments operate well in excess of 20 percent adjusted EBITDA margins and have solid growth prospects as we look ahead.
Turning to Slide 11. You will see a lot of the same characteristics in Ingersoll Rand's industrial segment. It is a rich portfolio of assets comprised of the Compression Technologies and Services, Club Car, Fluid Management, Power Tools and Material Handling businesses. The portfolio has market leading brands with strong diversification across a number of growing end markets.We're also very excited about the pending acquisition of Precision Flow Systems, which will strengthen the Fluid Management product offering of the combined company.With pro forma 2019 revenues of approximately $3.8 billion, inclusive of the pending PFS acquisition, the Ingersoll Rand Industrial segment has a meaningful global scale and a very healthy aftermarket mix at 40% of revenues.The team at Ingersoll Rand Industrial segment has done a fantastic job over the years, building a leading platform and one, that I see, as a natural fit with the Gardner Denver portfolio.Turning to Slide 12. I would like to highlight many of the factors that make this transaction so compelling and will unlock meaningful value creation for shareholders.Both, Gardner Denver and Ingersoll Rand Industrial segments, are globally recognized leader with a broad range of innovative products and solutions to meet the growing needs of our customers. With over 300 years of combined heritage, both companies are known for premium high quality and efficient technology with a global footprint to locally serve their customers. Under the joint banner of Ingersoll Rand, we will be able to deploy a family of iconic brands to accelerate growth and drive the financial profile of the combined company to the next level.Names like Gardner Denver, Nash, ARO and Club Car are well recognized leaders in the markets in which they operate, and we intend to continue to employ a multi-brand strategy moving forward.Additionally, the highly complementary nature of end markets, and geographic presence provides greater stability for the combined company. As you saw in the previous slides, Gardner

Denver has a strong presence in the U.S. and Europe, with a smaller presence in emerging markets like Asia Pacific. Ingersoll Rand's Industrial segment provide a logical balance since it has a meaningful presence in the U.S., with a relatively smaller presence in Europe, but greater exposure to high growth geographies like Asia Pacific.The result is a geographically diverse business with approximately 90% of revenues tied to more stable GDP growth markets, and only approximately 10% tied to the more cyclical end market of upstream oil and gas.And as you recall, these 90 / 10 blend has been stated longer term growth of Gardner Denver since our IPO.Turning to Slide 14. The combined company will have a broad suite of technologies and innovative solutions to serve a large and diverse customer base. Both companies are noted leaders in Compression Technologies and will have amongst the broadest offering in the industry for centrifugal, oil-free and oil-lubricated compressors to more niche technologies like blowers and vacuums.In addition, the combination of Gardner Denver's Medical segment with Ingersoll Rand's Fluid Management platform and the pending PFS acquisition creates a nearly $1 billion platform, leveraging common technologies and considerably opens end market for ongoing growth.Balance out with upstream and midstream energy from the Gardner Denver portfolio and Small Electric Vehicles, Power Tools and Material Handling from Ingersoll Rand, the result is a highly diverse set of Industrial offerings that can leverage innovation excellence, common sales channels and established customer base to drive future growth.Slide 14 highlights an area that both companies have long prided to themselves on, which is an established reoccurring aftermarket revenue comprised of service, parts and consumables. At nearly $2.5 billion in combined high margin aftermarket revenue, this solidifies the resiliency of the new company's financial profile.It also provides a platform for further market penetration as our combined install-based growth and we can leverage best practices, like Ingersoll Rand's leading service franchise across the businesses.Moving to Slide 15. The most important asset of this transaction is our people and their commitment to excellence.Both companies have winning cultures, and the approximately 17,000 employees of the combined enterprise will be able to leverage the principles of proven operating platforms by GDx and Ingersoll Rand's business operating system to drive ongoing continuous improvement.We truly believe that employees are at their best when they have an ownership mentality. Following that philosophy, and to make today's announcement even more exciting, I am pleased to announce that after we close the transaction, we intend to grant all employees of the newly combined company who are not already equity eligible with an equity award in the near company. For those of you who are familiar with Gardner Denver, you will remember that we did something similar at the time of our IPO. And we recognize the impact it has had in creating an ownership mindset and driving results.We strongly believe that all employees of the new company should be owners of their business, to drive a deeper sense of engagement and create ongoing value for all shareholders.With that, I will turn it over to Neil to provide an overview of the financial benefits.
──────────────────────────────────────────────────────────Neil D. Snyder Gardner Denver Holdings, Inc. - VP & CFO
Thank you, Vicente, and good morning to everyone on the call. Moving to Slide 17, we'd like to provide some additional detail regarding the financially compelling nature of this transaction.

The combination of Gardner Denver and Ingersoll Rand's Industrial segment provides greater scale, reinforces our asset light model and maintains our efficient capital structure, providing flexibility for future investment and growth.The combined company on a pro forma basis, including Gardner Denver, Ingersoll Rand's Industrial segment and the pending PFS acquisition will generate approximately $6.6 billion and a pre-synergy adjusted EBITDA of $1.4 billion, and $1.6 billion of adjusted EBITDA inclusive of estimated synergies resulting in margins of approximately 25%.In addition, the combined company will benefit from improved balance and financial resiliency, with an estimated $2.5 billion reoccurring aftermarket platform. Also, our portfolio will shift to be more levered to stable GDP growth markets, improving from approximately 75% of revenue for Gardner Denver to approximately 90% for the newly combined company.Now turning to Slide 18. We have identified significant cost synergies in manufacturing supply chain and procurement as well as simplification and optimization of the overall cost structure of the newly combined company.We expect to achieve approximately $250 million of annualized cost synergies by the end of year 3, following the close of this transaction and fully realized in year 4.We'll spend an estimated $450 million in one-time costs comprised roughly of $350 million to capture the cost synergies, and approximately $100 million related to separation costs of Ingersoll Rand's Industrial segment.Also, as Vicente mentioned, due to the highly complementary nature of the product offerings in technologies, we believe their incremental revenue growth opportunities above and beyond the cost synergies noted.Overall, we're confident that our joint leadership teams, talented global employees and world-class operating platforms will mitigate much of the risk that may exist in the integration and the delivery of the stated synergies.Our confidence is further strengthened by the granting of equity to all employees, fostering a culture of ownership and engagement to drive long-term value for our shareholders.Moving to Slide 19. Immediately following the close of this transaction, we expect to have approximately $3 billion of net debt, including the incremental $1.9 billion paid to ClimateCo as part of this transaction. The resulting net debt leverage ratio of IndustrialCo will be approximately 2.3x and is reduced to approximately 1.9x when adjusted for the estimated cost synergies.Our relatively low post transaction leverage coupled with our strong free cash flow generation will provide significant flexibility and optionality, allowing us to continue to execute on our disciplined and balanced capital allocation strategy.With that, I'll now turn it back over to Vicente.
──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Thank you, Neil. Moving to Slide 20. I'm excited to lead the new IndustrialCo, as a rational for combining these 2 businesses is clear from a commercial, operational and financial perspective.I am a firm believer that the best team wins and with the talented global workforce of 17,000 employees and a strong Board of Directors represented by 7 members from Gardner Denver and 3 from Ingersoll Rand and led by our Interpreter, and led by our Chairperson Pete Stavros, I am confident, we have the right team to execute this transformational transaction and create significant value for employees, customers and shareholders.I will now turn it back over to Mike who will discuss the transition benefits for Ingersoll Rand and its shareholders.

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Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Thanks, Vicente. Let's turn to Slide 22. I hope that overview of IndustrialCo provided you with greater insight into why we are so confident in the value creation potential of this partnership. I've touched on the major terms the transaction, so I wanted to spend just in a few minutes on the benefits of the transaction for Ingersoll Rand's shareholders. First and foremost, is ownership of the premier, pure play climate control company. Our climate control businesses consistently improve over time and delivering top-tier financial performance, but we see tremendous runway to continue to raise the bar with sharpened focus, simplification and prioritization.We also believe our shareholders will benefit from ownership of the newly combined stronger IndustrialCo and the participation and the upside from synergies associated with the combined company. One of the most compelling aspects of the deal is the commonality between the 2 companies related to high-performance winning cultures and the execution of the strong well engrained business operating systems that drive operational excellence to our each company.Alignment on these elements not only creates a good fit for Ingersoll Rand employees joining IndustrialCo, which is very important to us. It also reduces integration risks associated with the combination.Lastly, Ingersoll Rand will receive $1.9 billion in cash in conjunction with the transaction, which enhances our capital allocation optionality.Turning to Slide 23. It's clear that world is becoming warmer and more urbanized and resource constrained. Global warming is a major concern while natural resources scarcity continues to pressure food supplies, health and wellness and general infrastructure. As a pure play climate control company, all of our solutions for building homes and transportation directly addresses these global megatrends, reducing greenhouse gas emissions and energy intensity, while increasing access to products and services enhance well-being, like healthful perishable fruits, life-saving medicines and comfort cooling.We are innovating with next-generation low-GWP refrigerants and reducing energy intensity with a highly engineered efficient and controls electrified heating, electrified transportation solutions.Doing so improves air quality and reduces greenhouse gas emissions in cities. We are empowering our customers to address their sustainability goals and improve their own operations with controls technology, predictive analytics and strong service offerings.We see long-term opportunities to address these global megatrends. Our global reach and unmatched sale, service and channel excellence further positions us to reduce up to 2% of the world's greenhouse gas emissions by 2030, utilizing innovations we already have in the market today.Turning to Slide 24. We wanted to provide you with a snapshot of what the new ClimateCo pure play company will look like using our January guidance for 2019 after the elimination of stranded cost and deployment of the $1.9 billion cash payment associated with the deal.This may be most useful for those of you that are not familiar with the company. It's a $12.9 billion business with approximately $2 billion in EBITDA or roughly 15.7%. The business has a comprehensive portfolio of equipment, controls and services and a proven operating system that is generated top-tier revenue growth and incremental margins over many years.This will be one of the premier climate control companies in the world with global reach and a high mix of aftermarket recurring revenue streams.Now I'd like to turn the call over to Sue to discuss ClimateCo's financials in more detail. Sue?──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
Thanks, Mike, and good morning to everyone who has joined today's call. Please go to Slide #26. As you can see from the chart, the fundamentals of the business are expected to remain strong post-closing of this transaction. As we move forward with our pure play climate strategy, we expect to eliminate stranded extended cost through simplification and complexity reduction and to grow earnings and cash flow for ClimateCo.This work will get underway this year and we're going to provide updates as we move through the process.We also clearly expect to improve upon the underlying revenue and margins of the business beyond our 2019 guidance as we move towards the end of 2021. The core principles of how we're managing the business will still apply. Modest working capital of between 3% to 4%, low CapEx intensity of between 1% to 2% and strong free cash flow of equal to or greater than net income.We've evaluated our effective tax rate or ETR at a high level and our analysis shows the ClimateCo ETR to be at or below 21%, which is very slightly lower than our current guidance for the total company of 21% to 22%. It's really too early to call the ETR for ClimateCo with more specificity, but it's an area of potential upside to watch as we sharpen our analysis in the coming months.With respect to transaction-related cost, we expect to incur between $150 million and $200 million and plan to provide updates with more specifics as well as other activities.Importantly, I'd like to highlight that we expect to maintain our dividend of $2.12 per share annualize for ClimateCo, post-closing and through 2020.This will deliver a more attractive dividend yield than we currently have for the total company and reflects our commitment to maintaining a strong dividend and our continued confidence in our ability to generate strong free cash flow at ClimateCo.For 2021 and beyond, we expect to raise the dividend with earnings growth consistent with our long-standing capital deployment priorities.Please go to Slide 27. This is an illustrative pro forma view of our standalone Climate business, if the deal were completed and stranded costs were mitigated in 2019. When combined with the deployment of $1.9 billion cash payment we will receive, we would expect to see very healthy EPS accretion. In addition, there are other cash generation opportunities and potential uses for capital deployment in 2019.And now I'd like to turn the call back over to Mike for a few closing comments before we take Q&A.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Thanks, Sue. Let's go to Slide 28. ClimateCo look to operate with the same strategy for success that has guided our company for the past 10 years and enabled us to drive top-tier financial performance, sustain growth above GDP through a singular strategic focus on secular megatrends towards sustainability and energy efficiency. Best-in-class incremental margins through a relentless focus on operational excellence using our business operating system. Powerful free cash flow and dynamic capital allocation that invest capital where it earns the best returns and a strong commitment to employee engagement and a winning culture that enables our performance to be sustainable over the long term.Our singular focus on Climate Control Service to sharpen our ability to execute against this strategy and deliver even stronger shareholder returns.Let's go to Slide 29. In closing, we're excited about the opportunity to unlock significant shareholder value through this transaction. Both companies will be global market leaders with strong financials, clear strategies to drive profitable growth for shareholders and winning cultures that make their performance sustainable.And with that, Vicente, Neil, Sue and I will be happy to take your questions. Operator?──────────────────────────────────────────────────────────QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Our first question will come from the line of Julian Mitchell with Barclays.
──────────────────────────────────────────────────────────Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst
Maybe a first question for Vicente and Neil. The timing of targeted synergies, the aggregate number looks very much in line with prior Industrial transactions with the speed of it, I guess, is pretty rapid. So maybe give, if you can a little bit more color on that supply chain and procurement budget, which is the majority of the synergies? Any detail on the proportion of shared versus non-Shared suppliers? And any factors you can give us underpinning the confidence of on the speed of synergy utilization?──────────────────────────────────────────────────────────Neil D. Snyder Gardner Denver Holdings, Inc. - VP & CFO
Sure Julian. This is Neil. Regarding your question of the supply chain. We’ve spent a fair amount of time evaluating on the supply chain side. Obviously, the supply chain does come a little bit quicker more near-term, same with organizational simplification whereas manufacturing the structural cost, that we mentioned are more midterm when you mentioned timing. On the supply chain costs, we do have significant overlap on the industrial components of the product portfolio, whereas, we do have some areas that aren't, but overall the $250 million, you're looking at 40-plus percent related to supply chain.
──────────────────────────────────────────────────────────Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst
Thanks. Then my second question really switching to Mike and Sue. You talked in the past about the dyssynergies from demerging Industrial from Climate, and you mentioned some separation as well as stranded costs in this morning's presentation. Just wondered, what had changed in terms of your perspectives on the demerits of splitting the company? And particularly in the context of the PFS deal, it was only announced, I think, a couple of months ago adding capital to Industrial and now you're exiting the business?──────────────────────────────────────────────────────────

Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes, Julian, actually I'm just going to take a second to emphasize and reemphasize what Neil just said. I was very impressed in our discussions and learning more about the operating system that Gardner Denver put in place. And one of the strategies the ITV work that the teams done, I think is outstanding. And so I think it's a lot of opportunity to put really the best of what both companies have to accelerate those. And I think the cultures are very much around operational excellence and in accelerating productivity.So we're really are starting from a running point, and I feel very confident that the teams have worked well together. Not to your question to us regarding what's changed? Over the past 10 years, I think I can tell you, I've done the less than 4 complete portfolio reviews with the board, and we have always been very analytical about sort of the headwinds and tailwinds associated with whether we split the company, whether the combined form. If we would have thought about spinning off the Industrial company without a scale partner to merge with, we would have had a $150 million of dyssynergies plus the cost of standing up to separate public company.This deal has $250 million of synergy in that, which, of course, half of that accrues to the IR shareholder. We think that we can simplify much we're dealing in the remaining ClimateCo and avoid those start-up costs. And I think that when you put that all together, it's very compelling. So what's different about, it is a strong partner to merge with, a great combined management team to take it forward and a lot of confidence around the ability to generate what we're committing to the shareholders.
──────────────────────────────────────────────────────────Operator
You're next question comes from the line of Joe Ritchie with Goldman Sachs.
──────────────────────────────────────────────────────────Joseph Alfred Ritchie Goldman Sachs Group Inc., Research Division - VP & Lead Multi-Industry Analyst
Congratulations, excited for both of your new companies. So maybe my first question, just taking a step back, maybe talk a little bit about how this all came together? I’ll just leave it that. When we start at there?──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Yes, I mean, I think, Joe, I'll take initial one of that. These 2 businesses have known each other for quite some time. As you know, we're strong both premium players in the Industrial space, Industrial market. And we have always stated that our portfolio change from 75 / 25 to 90 / 10 and a lot of conversations, obviously start transferring that at the beginning of the year leading to this transaction announced today.

──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes, and I would probably, Joe, add, because I'd pick up the Julian's last part of his question, Precision Flow Systems. We have been on each of these radar screens, I think, between Gardner Denver and IR for some time looking for timing and the right combination that take place. Not knowing that this would actually get to a definitive agreement and be consummated and knowing that the PFS assets have been on our radar for 10 years and knew that, it would be complementary if, in fact, that some point in closing a transaction that we were announcing this morning. We knew that the combination would be outstanding. Particularly, when you think about the Fluid Management businesses that we have both ARO and the PF businesses in combination with some of the medical assets in the current Gardner Denver portfolio.So we knew that, that was going to be an $800 million plus portfolio with even more synergies if the deal were to go through. So again, not knowing with certainty that all of this will take place, we took advantage in a serial way. But knowing that if this would come to consummation that strategically would make a great deal of sense with PFS as well.
──────────────────────────────────────────────────────────Joseph Alfred Ritchie Goldman Sachs Group Inc., Research Division - VP & Lead Multi-Industry Analyst
Now that makes a lot of sense. And if I could ask a follow-on question for both of you. So Mike, maybe starting with you. Really around like portfolio and capital allocation. This becomes a much more stream light -- streamlined Climate Company, clearly, there's been a lot of discussion around, consolidation in that space. And so any other comments you can make around your ability to deploy capital going forward? And whether consolidation and Climate continues to make sense? And then conversely, Vicente, within your portfolio, clearly, upstream energy becomes a smaller piece of the overall pie. But any more discussion around the future of those assets would be helpful within this context?──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes, Joe. So the ClimateCo Strategy doesn't change one bit in terms of the strategic plan we had put in place. It does create such a sharper focus on execution and our ability to really streamline what we're doing, make it very agile, very customer focused and continue to lead with innovation, which has been a success for us over the last 5 to 8 years for sure.So I think it just accelerates all that is supposed to change anything in terms of our views or strategy going forward.
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Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
And Joe, I think, from my side, particularly to the upstream oil and gas portion. As you saw and we stated, this now going to be approximately 10% of the total business. You know that we have invested heavily in this business and transform the business from being a pure OEM player from selling pumps to now 75% of that upstream side of the business is actually reoccurring after markets of the business. And you can see that the -- that solidified even also on our first quarter momentum to us as well.So it continues to be a business that we like, and I think, I'll say, obviously, in our thought process, it continues to be one of those that -- if at some point in time, we see a different Strategic Avenue, we will consider. But at this point in time, it puts it in the percentage of the business that is very well managed, and we're excited about it.
──────────────────────────────────────────────────────────Operator
Your next question comes from the line of Mike Halloran with Blair.
──────────────────────────────────────────────────────────Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst
So 2 questions here. First on the process here. So transactions expected to close early next year. Vicente some thoughts from your perspective on, how you guys are planning on preparing to make sure you hit the ground running from an integration perspective? And early thoughts on how that process is going to be managed from a team perspective? And how you expect to use both sides to start driving the synergy platform forward?──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Yes. So we have a preliminary structure on how we're thinking about these integrations. Obviously, it includes teams from both sides. I mean I think, the benefit in this combination is that there's just a lot of great talent on both sides, and you know that has been one of our core priorities and strategic imperatives just to ensure that the best in wins and we have a very high level of talent and caliber. So over the next few weeks, we will be kind of kicking off a process to continue going deeper into the synergies and the integration all along the lines of getting to that point of closure in early 2020. As you can imagine, obviously, the focus is on the synergies. It's a good number. We see a good potential here on the cost side as well as some great opportunities on the revenue synergies as well.
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Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
We have had significant experience as well, I mean, in the terms of integrating the Trane acquisition 10 years ago, and even PFS at present. And I would just add to say that, although we know that we need to run legally as 2 separate companies until the close. There's much we can do whether it's clean room, or in other ways, to get this off to a great start. And just to confirm with what Vicente is saying, we want this to hit the ground running for our employees and shareholders on day 1. So we're going to make sure that, that's the case.

──────────────────────────────────────────────────────────Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst
Thanks for that. And then the follow-up question is more on the overlap between these 2 businesses as it sits today, obviously, on the compressor spaces where you guys have the most overlap. Maybe just talk a little bit about how much there really is functionally because I know Gardner tends to be a bit more niche in some of their application. If there is any antitrust concerns there? Or -- and how you're thinking about channel and product at this point?──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Yes, Mike, I think -- I mean, you said it quite well. I mean there's just a lot of good overlapping in the 2 business, and the overlap is really highly complementary from a technology perspective. So I think we're complementing each other from a technology -- we are complementing each other from a channel perspective and it is also complementary from a geographical perspective.So I think, at this point in time, we see a lot of good overlap kind of complementary from each other.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes, I just -- I would just comment that, I think it’s certainly more complementary, if you think about Ingersoll Rand's business today, there's really not a vacuum or blower business. Gardner Denver today does little itself on air drivers, and we do a fair bit of that. So I think when you put the pieces together, it forms a nice mosaic as opposed to significant overlap or concentration anywhere.
──────────────────────────────────────────────────────────Neil D. Snyder Gardner Denver Holdings, Inc. - VP & CFO
In other words, it's not a lot of antitrust concerns from you your guys' perspective.
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Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Correct.
──────────────────────────────────────────────────────────Operator
Your next question comes from the line of Josh Pokrzywinski with Morgan Stanley.
──────────────────────────────────────────────────────────Joshua Pokrzywinski Morgan Stanley, Research Division - Equity Analyst

Just maybe to start off on the Industrial question and ask an earlier one a little differently. On the $250 million of synergies, I can't help but notice that if I look back over time Ingersoll's compressor business, I think has lagged behind what Gardner Denver was able to do on EBITDA margins and what, the large competitor in Europe has had on EBITDA margins. If I assume some level of harmonization there between those 2 businesses, it kind of brings the core synergy number down to something much smaller, maybe south of $150 million. Should we think about those as me being 2 separate opportunities, kind of, bringing up Ingersoll core compression margins and synergies? And why could maybe the number not be higher than $250 million, if that's the case?──────────────────────────────────────────────────────────Neil D. Snyder Gardner Denver Holdings, Inc. - VP & CFO So, Josh, this is Neil. There are definitely several elements to the synergies, one of which is the one you mentioned. But in addition to that, across the portfolio, there's also organizational simplification, which we would want to put across. And that has -- that would cross not just the complementary Industrials businesses, but the entire portfolio. So from our perspective, you would see a combination of both.
──────────────────────────────────────────────────────────Joshua Charles Pokrzywinski Morgan Stanley, Research Division - Equity Analyst
Okay. Got it. And then on the rest of the portfolio, I think, obviously, upstream energy in the future, and there was an important question and needed to be asked. But I guess, Mike, maybe hop in the Time Machine for a little bit and going back to the earlier days of Ingersoll Rand plus Trane and the question of whether or not Club Car fit. I think the answer was always that from a tax perspective, it just wasn't very attractive. I would imagine that those assets get written a little differently as part of this transaction. Could -- is that a catalyst to maybe take a look at that business’ place the portfolio again for you, Vicente?──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
I mean I think, particularly on the Club Car, I think is a fantastic business. The team is doing phenomenal job, delivering some good growth momentum. And I can tell you, Josh, in my view right now, my focus is on creating and achieving the synergies and going to the integration. And that's our current focus at this point in time.
──────────────────────────────────────────────────────────Operator
Your next question comes from the line of John Walsh with Crédit Suisse.
──────────────────────────────────────────────────────────John Walsh, Credit Suisse - Analyst
This is Corey on for John. Congratulations on the announcement. Just want to know, looking at in 2015 , 2016 the organic growth decline in GDI driven by energy. I was just wondering in the combined portfolio, how a normal recession would look with the reduced cyclicality?──────────────────────────────────────────────────────────
Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Yes, Corey, I think, this is why we kind of stated that we see great resiliency in the combined portfolio where 90% of our revenue is going to be more aligned to GDP. And what you have seen in the past, we like to deliver performance and expressing our results as GDP + or plus, plus, with only 10% exposed to the upstream oil and gas, which is cyclical side of the business. So I think this actually kind of works really well to maybe some of the concerns that you just highlighted there. So I think that's one of our exciting opportunities here for the future.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Corey, I would say too that from a due diligence perspective of Ingersoll Rand looking at that business, we felt it was one of the most underappreciated, misunderstood assets in the GDI portfolio and with the incredible cash margins that have been earned in the recurrent revenue stream. I think it's a -- it's part of what helps the story become a bit of a cash compounder. So we liked what we saw there.
──────────────────────────────────────────────────────────John Walsh, Credit Suisse - Analyst
OK. And just a follow-up on the combined IndustrialCo. You do have balance sheet flexibility and opportunity to pursue further deals. I was just wondering do you see opportunities for simplification as well?
──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Yes, I mean, I think that's why -- if you look at the performance and leverage of, including the synergies of 1.9, it is very well balanced. And that gives us greater flexibility to continue pursuing any other strategic views that we may want to do.So I think we have great fit. We feel very confident with where we are at the time of closing and where we will be obviously, even further at the time of including the synergies.
──────────────────────────────────────────────────────────Operator
Your next question comes from the line of Gautam Khanna with Cowen.
──────────────────────────────────────────────────────────Gautam J. Khanna Cowen and Company, LLC, Research Division - MD and Senior Analyst

Congratulations. First question for Mike and Sue. Just curious if you could give us some sense for the phasing of the costs to reduce the stranded cost, like how much and how quickly will we see that? And then I have a follow-up.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes. It's going to take us through 2021 because part of the separation is really simplifying a lot of what we've done to consolidate the company over time and part of the integration we've done at the factory and resourcefully level, engineering shared services, you name it. It's going to take a bit. We also have to be very cognizant in making sure we're supporting the ability to separate and stand up and support the integration on the IndustrialCo, Newco side. So it will take us through 2021 to fully resolve all of that. And we want to be really thoughtful about how we design an organization going forward. So we're going to use the opportunity or either think through that in a very customer-focused way.
──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
But, I think one of the other points that I would add is for most who have been talking to us is, we've been looking at complexity reduction and simplification for the last 18 to 24 months. And so we've got some ideas, we have got some work that's been your under our belt and, I think, that gives us confidence that we can, as Mike said, start the process, start it quickly and continue to work through what the organization looks like and what complexity reduction looks like throughout the organization.So it's not like we're starting from 0. But it does take the right amount of time to make sure you have the right control environment and to make sure that you got the right support for the separation of the businesses and the stand-alone company going forward.
──────────────────────────────────────────────────────────Gautam J. Khanna Cowen and Company, LLC, Research Division - MD and Senior Analyst
And what was your estimated cost to reduce the stranded cost? What is $150 million to $200 million? Did I hear that right?──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
That, that -- so $150 million to $200 million, you heard correctly. But that was the cost of -- the one-time cost of the transaction. So advisors, stranded costs, legal entity separation, tax work, et cetera.
──────────────────────────────────────────────────────────Gautam J. Khanna Cowen and Company, LLC, Research Division - MD and Senior Analyst

Got it. And maybe for Vicente. I just wanted to ask following up on, I think, it was Josh's question, are there any prohibitions against divestment of the new Industrial -- any of the new Industrial assets based on the RMT structure?──────────────────────────────────────────────────────────Vicente Reynal Gardner Denver Holdings, Inc. - CEO & Director
Not that we know. At this point in time, no.
──────────────────────────────────────────────────────────Operator
You're next question comes from the line of Robert McCarthy with Stephen.
──────────────────────────────────────────────────────────Robert Paul McCarthy Stephens Inc., Research Division - MD & Analyst
So in any event, congratulations. First question would be, how do we think about reducing maybe white color senses in your overall cost. Because presumably running at pure play, we'll just require a large structurally less layers of management. Don't you think?──────────────────────────────────────────────────────────
Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
We have got a need for people today. I'm not sure Rob, what's you are watching. But there is a bit of shortage to good people today and so we're looking to make sure the organization is streamlined. This isn't about taking some whack out of white-collar or blue-collared work. We are running at full capacity plus some as it relates to last couple of years of growth. And we've been one of the few companies out there in our space that has had the capacity to respond to that. So this is about making a better stronger, more strategically focused company faster to the customer, it's not about some massive bloodletting of people. Just to be clear on that.
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Robert Paul McCarthy Stephens Inc., Research Division - MD & Analyst
Okay. And then in terms of the balance sheet for the ClimateCo. How do we think about kind of the optimal capital structure? And expand on your comments around capital allocation, how much debt you could bear? And what you think is an optimal capital structure going forward? And then as a tale to that, you're going to have a slightly different mix, obviously, much more focused to the U.S. But do you think you'll be comfortable with that as a domestic U.S. pure player? Or does that create opportunity for you to look abroad and kind of refigure that underlying leverage of sales?──────────────────────────────────────────────────────────
Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO

So, Rob, the way I would start out that conversation is, when thinking about the optimal balance sheet, what we're looking at is really fitting into the BBB credit rating with the credit rating agencies. And I know that's a wideband, but that gives us a lot of optimality on -- as we go through.The important point about thinking about the balance sheet are -- we're going to be continue to be a very great cash flow generator. We're going to continue to deploy capital the same way that we have, which is investing in the business, paying a good dividend, looking at M&A and also doing share repurchase when we were trading below intrinsic value.So none of that is actually changing as we go forward. And in fact, I would also tell you that, as you look at the percentage of the business that is North America in RemainCo, it's actually about the same as what it was before. So we don't see that as positive or negative in terms of the business, the end markets of what's going to drive the great business and that includes that 71% that is North America.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
And if you look at, Rob, you can look at Europe and China, is 2 of the most progressive countries now around cleaning up greenhouse gas submissions. And here, again, we've doubled the business between 2016 and estimated 2020 in both geographies. So I think we're running pretty hard outside the U.S. to balance the portfolio.
──────────────────────────────────────────────────────────Robert Paul McCarthy Stephens Inc., Research Division - MD & Analyst
Well, math has never been my strong suit, but congratulations on making the right call here. It's a tremendous transaction.
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Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Thanks, Rob.
──────────────────────────────────────────────────────────Operator
Thank you for joining us today. This concludes our webcast. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.